# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MiniMed Group, Inc., CIK 0002062583
CUSIP: 60365F109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 18000 Devonshire Street, Northridge, California (CA), 91325
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001613103

## Reporting persons
- Medtronic plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); sole voting power 252,813,348; shared voting power 0; sole dispositive power 252,813,348; shared dispositive power 0; aggregate amount beneficially owned 252,813,348 (90% of the class)
  Comment: Number of shares beneficially owned reported in Rows 5 and 7 consists of shares held of record by Medtronic Global Holdings S.C.A., an indirect, wholly-owned subsidiary of Medtronic plc. Percentage reported in Row 11 is based on 280,819,988 shares of common stock outstanding as of April 11, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on April 17, 2026.

## Item 1. Issuer
Name of issuer: MiniMed Group, Inc.
Address of issuer's principal executive offices: 18000 Devonshire Street, Northridge, CA 91325

## Item 2. Person Filing
Name of person filing: Medtronic plc
Address of principal business office or, if none, residence: Building Two, Parkmore Business Park West, Galway, Ireland H91 4K49
Citizenship: L2

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 252,813,348
Percent of class: 90.0%
Sole power to vote or to direct the vote: 252,813,348
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 252,813,348
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Medtronic plc: /s/ Brian Sandstrom, Brian Sandstrom/VP, Chief Corporate and Securities Counsel (05/06/2026)